

February 7, 2008

Mr. James E. Condon, Chief Financial Officer
Tekni-Plex, Inc.
260 North Denton Tap Road
Coppell, Texas 75019

Re: **Tekni-Plex, Inc.**
        Form 10-K for the fiscal year ended June 29, 2007
        Forms 8-K filed December 17, 2007 and January 17, 2008
        File No. 333-28157

Dear Mr. Condon:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 29, 2007

Item 7. MD&A - Critical Accounting Policies - Goodwill Impairment, page 23

1. Your disclosures do not clearly indicate what factors you considered and what assumptions you used when you performed your goodwill impairment testing. In future filings please specifically disclose and discuss the factors you considered and quantify the assumptions you used when performing your impairment analysis. Your disclosures should clearly indicate how and why you have determined that your remaining goodwill is not impaired.

Item 9A. Controls and Procedures, page 26

2. We note your disclosure here and in Item 4 of your quarterly filing that you have
    determined that your disclosure controls and procedures are not effective and that you
    have had significant improvements and expect further improvements. In future filings
    please clearly state what further improvements you intend to implement and when you
    expect them to be implemented.

Report of Independent Registered Public Accounting Firm, page F-1

3. Your audit report indicates that your auditor conducted their audit "in accordance with
    auditing standards of the Public Company Accounting Oversight Board (United States)"
    however, Audit Standard No.1 states that the auditor should conduct their audit "in
    accordance with the standards of the Public Company Accounting Oversight Board"
    since such standards also include practice standards. Please amend your filing to include
    a report from your independent accountant that complies with the requirements of Audit
    Standard No.1.

Forms 8-K filed December 17, 2007 and January 17, 2008

4. We note the subsequent events related to your debt agreements. Please ensure your
    liquidity disclosures in MD&A in future filings fully address your current financial
    condition, your plans to improve your current financial condition and the potential
    consequences if you are unable to implement your plans.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief